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Exhibit C

Execution Version

SUPPORT AGREEMENT

This SUPPORT AGREEMENT, dated as of February 4, 2016 (this “Agreement”), is made and entered into by and between Suzhou Dongshan Precision Manufacturing Co., Ltd., a company organized under the law of the People’s Republic of China (“Parent”), United WBL Technology Pte Ltd, a Singapore corporation (“UWT”), WBL Technology (Private) Limited, a Singapore corporation (“WT”), United Engineers Limited, a Singapore corporation (“UEL” and, together with WT and UWT, each, a “Stockholder” and, collectively, the “Stockholders”).

WITNESSETH:

WHEREAS, concurrently with the execution of this Agreement, Parent, Dragon Electronix Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Multi-Fineline Electronix, Inc., a Delaware corporation (the “Company”) are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the Surviving Corporation (the “Merger”). Unless otherwise indicated, capitalized terms not defined herein have the meanings given to them in the Merger Agreement;

WHEREAS, each of UWT and WT is the record and beneficial owner (as defined below) of the number of Common Shares, $0.0001 par value per share, set forth opposite its name on Schedule A hereto (being referred to herein as the “Subject Shares”) and UEL is the beneficial owner of the Subject Shares held by UWT and WT;

WHEREAS, certain of the Stockholders’ obligations pursuant to this Agreement are subject to the approval of the shareholders of UEL in accordance with UEL’s Constituent Documents and Applicable Law, to vote (or cause to be voted) the Committed Subject Shares (as defined below) in favor of the approval and adoption of the Merger Agreement, the Merger and other transactions contemplated by the Merger Agreement (the “UEL Shareholder Approval”); and

WHEREAS, as a condition and material inducement to Parent’s willingness to enter into the Merger Agreement and to consummate the Merger, the Stockholders have agreed to enter into this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, and intending to be legally bound, the parties agree as follows:

1. Voting of Subject Shares.

Section 1.1 Voting Agreement.

(a) The Stockholders hereby agree, subject to the conditions set forth below, that, prior to the Expiration Date, at every meeting of the stockholders of the Company, however called, including adjournment or postponement thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of the Company is sought, the Stockholders shall:

(i) appear at each such meeting or otherwise cause such Subject Shares to be counted as present thereat for purpose of calculating a quorum;

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(ii) subject to receipt of the UEL Shareholder Approval, vote (or cause to be voted), 9,720,610 Common Shares (the “Committed Subject Shares”) representing approximately 39.5% of the total number of outstanding shares of Common Shares as of February 1, 2016, in favor of the approval and adoption of the Merger Agreement, the Merger and other transactions contemplated by the Merger Agreement and any other action requested by Parent in furtherance thereof (including adjourning a meeting of the stockholders of the Company to solicit additional proxies in favor of the approval and adoption of the Merger Agreement, the Merger and other transactions contemplated by the Merger Agreement);

(iii) vote (or cause to be voted) all of the Committed Subject Shares against (A) the approval of any Alternative Transaction Proposal or any action that is a component of any Alternative Transaction Proposal, (B) the adoption of any agreement relating to any Alternative Transaction Proposal and (C) any other action, agreement, proposal or transaction that would, or would reasonably be expected to, in any manner compete with, impede, interfere with, delay, postpone, prevent, or nullify the Merger, the Merger Agreement or any other transaction contemplated by the Merger Agreement or the performance by the Company or the Stockholders of their respective obligations pursuant to the Merger Agreement or under this Agreement, including: (w) any action, agreement or transaction that would, or would reasonably be expected to, result in (1) a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of the Stockholders contained in this Agreement or (2) any condition to the consummation of the Merger not being satisfied; (x) any change in the individuals who constitute the Board of Directors of the Company; (y) any amendment or other change to the Constituent Document of the Company and (z) any change in the present capitalization or dividend policy of the Company.

(b) For the avoidance of doubt, each of the Stockholders shall remain free to vote such Stockholder’s Subject Shares in any manner that is not in breach of this Section 1.1.

(c) Any vote required to be cast or consent required to be executed pursuant to this Section 1.1 shall be cast or executed in accordance with the applicable procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of that vote or consent. The obligations of the Stockholders in this Section 1.1 shall apply whether or not the Merger or any action above is recommended by the Board of Directors of the Company (or any committee thereof).

(d) Notwithstanding the foregoing, the Stockholders shall have no obligation to vote any of its Committed Subject Shares in accordance with this Section 1.1 if, without the prior written consent of the Stockholders, there is any amendment, modification or waiver to the provisions of the Merger Agreement that (i) alters or changes the Merger Consideration or Company Termination Fee or any payment obligations relating thereto, or (ii) materially and adversely affects the rights of the Stockholders, as holders of the Common Shares or (iii) causes the Merger Consideration entitled to each of UWT and WT to be different from the Merger Consideration entitled to all other stockholders of the Company, or (iv) impairs or delays the consummation of the transactions contemplated by the Merger Agreement, or (v) alters or changes the obligations, liabilities and rights of the Stockholders under this Agreement.

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Section 1.2 Adjustments; Additional Shares. In the event (a) of any stock dividend, stock split, recapitalization, reclassification, subdivision, combination or exchange of shares on, of or affecting the Subject Shares, or (b) that any of the Stockholders shall have become the beneficial owners of any additional Common Shares, then all Common Shares held by any Stockholder immediately following the effectiveness of any event described in clause (a) or any of the Stockholders becoming the beneficial owners of the Common Shares as described in clause (b), shall, in each case, automatically and without any further action become Subject Shares or Committed Subject Shares, as applicable, hereunder.

Section 1.3 Waiver of Appraisal Rights. Each of the Stockholders hereby irrevocably and unconditionally waives (or shall cause to be waived), and agrees not to assert or perfect, any rights of appraisal, dissenters’ rights or similar rights that such Stockholder may have in connection with the Merger.

2. Transfer Restrictions and Other Obligations.

Section 2.1 Lock-Up. After the execution of this Agreement and until the Expiration Date, each Stockholder shall not, directly or indirectly:

(a) sell, transfer, exchange, offer, pledge, assign, hypothecate, encumber, tender or otherwise dispose of (by operation of law or otherwise) (collectively, a “Transfer”), or enforce or permit the execution of the provisions of any redemption, share purchase or sale, recapitalization or other agreement with the Company or any other Person or enter into any contract, option or other agreement, arrangement or understanding with respect to the Transfer of any Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares, any other capital stock of the Company or any interest in any of the foregoing with any Person; provided that the acquisition by UEL of 40% of the total issued share capital of UWT from UES Holdings Pte Ltd (“UES”) shall not be deemed as a breach of this Section 2.1(a) to the extent that, upon such acquisition, the number of the Subject Shares owned by UWT and WT and beneficially owned by UEL remains unchanged;

(b) grant any proxies, options or rights of first offer or refusal with respect to the Subject Shares;

(c) enter into any voting agreement, voting trust or other voting arrangements with respect to any of the Subject Shares;

(d) enter into a swap or any other agreement or any transaction, that hedges or transfers, in whole or in part, the economic consequence of ownership of any Subject Shares or interest in any Subject Shares; or

(e) create or permit to exist any Encumbrance affecting any of the Subject Shares.

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Any Transfer in violation of this Section 2.1 shall be void.

Section 2.2 No Solicitation. From and after the date of this Agreement and until the Expiration Date, each Stockholder agrees (a) not to, and to cause any Affiliate (other than the Company and its Subsidiaries) of such Stockholder, investment banker, attorney or other advisor or representative of such Stockholder not to, (i) directly or indirectly, solicit, initiate, knowingly encourage or facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any Alternative Transaction Proposal, or negotiate, explore or otherwise engage in discussions with any Person with respect to any Alternative Transaction Proposal, or (ii) take any action with respect to the Committed Subject Shares, in (A) approving, endorsing or recommending any Alternative Transaction Proposal, or (B) entering into any agreement, arrangement or understanding with respect to any Alternative Transaction Proposal and (b) not to take any action which would, or would reasonably be expected to, make any representation or warranty of such Stockholder herein untrue or incorrect. Each Stockholder shall notify Parent promptly (but in any event within twenty-four (24) hours) of any such inquiries, proposals or offers received by, or any such discussions or negotiations sought to be initiated or continued with, such Stockholder or, to the Stockholder’s knowledge, any of its representatives, indicating the name of such Person and providing to Parent a summary of the material terms of such Alternative Transaction Proposal.

Section 2.3 UEL Shareholder Approval.

(a) (i) UEL shall use reasonable best efforts to deliver to Parent a reasonably complete initial draft of a circular within fifteen (15) Business Days after the date hereof, and as soon as reasonably practicable following the date hereof, and in any event not later than twenty (20) Business Days following the date hereof, UEL shall prepare and file with The Singapore Exchange Securities Trading Limited (“SGX”) the circular (the “Circular”) to be sent to the shareholders of UEL relating to the extraordinary general meeting of UEL (the “EGM”) to be held in accordance with UEL’s Constituent Documents and Applicable Law, to consider approving the Stockholders to vote (or cause to be voted) up to all the Subject Shares beneficially owned by it in favor of the approval and adoption of the Merger Agreement, the Merger and other transactions contemplated by the Merger Agreement and any other action reasonably requested by Parent in furtherance thereof; provided that Parent shall use reasonable best efforts to deliver to UEL all information concerning Parent, Merger Sub, their Affiliates and the transactions contemplated by the Merger Agreement as UEL may reasonably request in connection with the preparation of the Circular; provided further that UEL shall have no obligation to file with the SGX the Circular before Parent makes, causes to be made, the Supplemental Escrow Deposit with Escrow Agent, (ii) UEL shall diligently seek and use reasonable best efforts to have the Circular cleared by the SGX as promptly as reasonably practicable after such filing, and (iii) UEL will use reasonable best efforts to cause the Circular to be mailed to the shareholders of UEL as promptly as reasonably practicable after the Circular is cleared by the SGX.

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(b) (i) Any amendment or supplement to the Circular shall be subject to the reasonable prior review and comment of Parent and UEL shall consider in good faith all comments reasonably proposed by Parent, and (ii) subject to Applicable Law, UEL’s Constituent Documents and the listing rules of the SGX, UEL shall not file, publish or mail any document relating to the EGM prior to receiving the approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed.

(c) (i) UEL shall, in accordance with its Constituent Documents and Applicable Law (and regardless of whether there has occurred an Adverse Recommendation Change), as promptly as reasonably practicable following the date upon which the Circular is cleared by the SGX, duly call, give notice of, convene and, as promptly as reasonably practicable following such date hold the EGM in accordance with UEL’s Constituent Documents and Applicable Law, for the sole purpose of seeking the UEL Shareholder Approval, (ii) UEL shall use its reasonable best efforts to solicit the UEL Shareholder Approval, (iii) UEL shall, through the Board of Directors of UEL, recommend to its shareholders that they give the UEL Shareholder Approval (the “UEL Board Recommendation”) and shall include such UEL Board Recommendation in the Circular, (iv) UEL agrees that its obligation to hold the EGM pursuant to this Section 2.3(c) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any Stockholder of any Alternative Transaction Proposal or by the making of any Adverse Recommendation Change by the Company Board and nothing contained herein shall be deemed to relieve UEL of such obligation, and (v) except where UEL is required to adjourn, postpone or recess the EGM as a result of an insufficient quorum, UEL shall not adjourn, postpone or recess the EGM without prior written consent of Parent and shall adjourn, postpone or recess such meeting as directed by Parent in order to obtain a quorum or solicit additional votes to obtain the UEL Shareholder Approval.

Section 2.4 Termination of Company Stockholders Agreement. Each of the Stockholders shall use its reasonable best efforts to terminate (or cause to be terminated), at or prior to the Effective Time, the Amended and Restated Stockholders Agreement, dated as of October 25, 2005, among the Company, WT, UWT and WBL.

3. Representations and Warranties of the Stockholders. (i) Each of the Stockholders hereby represents and warrants, severally with respect to itself, and (ii) UEL hereby represents and warrants, jointly and severally with respect to UWT and WT, to Parent that:

(a) (in the case of each of UWT and WT) such Stockholder is the record and beneficial owner and (in the case of UEL) such Stockholder is the beneficial owner (for purposes of this Agreement, “beneficial owner” shall have the meaning set forth in Rule 13d-3 under the Exchange Act, but without regard to any conditions (including the passage of time) to the acquisition of beneficial ownership of such shares) of, and (in the case of each of UWT and WT) has good and valid and marketable title to, such Stockholder’s Subject Shares free and clear of all Encumbrances;

(b) as of the date hereof, such Stockholder is not the record or beneficial owner of any Common Share, any securities convertible into or exchangeable for any Common Share or other voting securities or instruments of the Company, other than such Stockholder’s Subject Shares;

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(c) (i) such Stockholder (A) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and (B) has all requisite organizational power and authority to execute, deliver and perform this Agreement; provided that the performance of Section 1.1(a)(i) is subject to the UEL Shareholder Approval, and (ii) other than the UEL Shareholder Approval and, to the extent required by Applicable Law, the approval of the shareholders of WBL for the adoption of the Merger Agreement, the Merger and other transactions contemplated by the Merger Agreement (the “WBL Shareholder Approval”), the execution, delivery and performance of this Agreement have been duly authorized by all requisite organizational action and no other organizational proceedings on the part of such Stockholder are necessary to authorize this Agreement or the performance of this Agreement;

(d) this Agreement has been duly and validly executed and delivered by such Stockholder, and assuming the due authorization, execution and delivery by Parent, constitutes a valid and binding agreement of such Stockholder enforceable against such Stockholder in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (regardless of whether such enforcement is considered in a proceeding at law or in equity);

(e) the execution, delivery and timely performance by such Stockholder of this Agreement do not and shall not (including with notice or lapse of time or both): (i) require any consent, approval, order, authorization or permit of, or registration or filing with or notification to, any Governmental Entity or other party, except for the filing with the SEC and filing with and approval from the SGX in accordance with the Applicable Law, and the UEL Shareholder Approval and, to the extent required by Applicable Law, the WBL Stockholder Approval, (ii) contravene or conflict with the Constituent Documents of such Stockholder, (iii) result in any violation or the breach of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration or any payments under, or result in a loss of a benefit or in the creation or imposition of an Encumbrance under, any of the terms, conditions or provisions of any note, lease, mortgage, indenture, license, agreement or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or any of such Stockholder’s assets is bound or (iv) violate the provisions of any order, writ, injunction, judgment, decree, statute, rule or regulation applicable to such Stockholder, except in the case of clauses (iii) and (iv) as would not, individually or in the aggregate, reasonably be expected to materially impair the ability of such Stockholder to perform its obligations under this Agreement or prevent or delay the consummation of the transactions contemplated by this Agreement; and

(f) there is no proceeding pending, affecting, or, to the knowledge of such Stockholder, threatened against such Stockholder, or its properties or assets (including the Subject Shares), at law or equity before or by an Governmental Entity, that would reasonably be expected to impair the ability of such Stockholder to perform its obligations under this Agreement or to materially delay the performance by such Stockholder of its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

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Except where expressly stated to be given as of the date hereof only, (i) the representations and warranties contained in this Agreement shall be made as of the date hereof and (ii) the representations and warranties contained in this Agreement (other than those contained in Section 3(f)) shall be made as of each date from the date hereof through and including the Expiration Date.

4. Representations and Warranties of Parent. Parent hereby represents and warrants to each Stockholder that:

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the People’s Republic of China and has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement;

(b) (i) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all requisite corporate action and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or the consummation of the transactions contemplated by this Agreement and (ii) this Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by each of the Stockholders, constitutes a valid and binding agreement of Parent enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (regardless of whether such enforcement is considered in a proceeding at law or in equity);

(c) the execution, delivery and performance by Parent of this Agreement do not and shall not (including with notice or lapse of time or both): (i) require any consent, approval, order, authorization or permit of, or registration or filing with or notification to, any Governmental Entity or other party, except for the filing with the SEC in accordance with Applicable Law, (ii) contravene or conflict with any Constituent Document of Parent, (iii) result in any violation or the breach of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration or any payments under, or result in a loss of a benefit or in the creation or imposition of an Encumbrance under, any of the terms, conditions or provisions of any note, lease, mortgage, indenture, license, agreement or other instrument or obligation to which Parent is a party or by which Parent or any of its assets may be bound or (iv) violate the provisions of any order, writ, injunction, judgment, decree, statute, rule or regulation applicable to Parent, except in the case of clauses (iii) and (iv) as would not, individually or in the aggregate, reasonably be expected to materially impair the ability of Parent to perform its obligations under this Agreement or prevent or delay the consummation of the transactions contemplated by this Agreement; and

(d) there is no proceeding pending, affecting, or, to the knowledge of Parent, threatened against Parent, or its properties or assets, at law or equity before or by an Governmental Entity, that would reasonably be expected to impair the ability of Parent to perform its obligations under this Agreement or to materially delay the performance by Parent of its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

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Except where expressly stated to be given as of the date hereof only, (i) the representations and warranties contained in this Agreement shall be made as of the date hereof and (ii) the representations and warranties contained in this Agreement (other than those contained in Section 4(d)) shall be made as of each date from the date hereof through and including the Expiration Date.

5. Covenants of the Stockholders and Parent. Subject to Section 2.3, to the extent reasonably requested by Parent, each of the Stockholders shall use such Stockholder’s reasonable best efforts to cooperate with Parent to take such other actions reasonably necessary or desirable for the purpose of performing such Stockholder’s obligations under this Agreement. Each of the Stockholders shall notify Parent of any development occurring after the date of this Agreement that would, or that would reasonably be expected to, cause any breach of any representation or warranties set forth in Section 3 herein.

6. Termination. This Agreement shall terminate upon and shall have no further force or effect after the earliest to occur of (a) the Effective Time, (b) the termination of this Agreement by the mutual written consent of Parent and the Stockholders, and (c) the valid termination of the Merger Agreement (such earliest to occur shall be the “Expiration Date”); provided, that any termination shall not relieve any party from liability for any breach of this Agreement prior to such termination; provided, further, however, that none of the Stockholders shall have any liability to Parent for any breach or alleged breach of any representation, warranty, agreement or covenant under this Agreement, except in the following circumstances (i) (A) the Merger Agreement is terminated pursuant to Section 10.1(d) or 10.1(j) of the Merger Agreement, and (B) Parent is entitled to the payment of the Company Termination Fee under Section 10.3(b)(iii) of the Merger Agreement and (C) Parent has not been paid the Company Termination Fee in accordance with the terms and subject to the conditions of the Merger Agreement, or (ii) Parent suffers any material loss or damage as a result of the Willful Breach of any Stockholder. “Willful Breach” means an intentional action or omission by the relevant Stockholder that both (a) causes such Stockholder to be in breach of such representation, warranty, agreement or covenant, and (b) occurs under circumstances that objectively indicate that the breaching Stockholder knew at the time of such intentional action or omission (i) is or would constitute a breach, or would reasonably be expected to result in a breach, of such representation, warranty, agreement or covenant, and (ii) that such intentional action or omission would cause Parent to suffer a material loss or damage.

7. Fiduciary Duties. No Person executing this Agreement who is or becomes during the term hereof a director or officer of the Company shall be deemed to make any agreement or understanding in this Agreement in such Person’s capacity as a director or officer. Each of the Stockholders is entering into this Agreement solely in such Stockholder’s capacity as the record holder and/or beneficial owner of, such Stockholder’s Subject Shares and nothing in this Agreement shall be deemed to govern, restrict or relate to any actions, omissions to act, or votes taken or not taken by any designee, representative, officer or employee of the Stockholder or any of its Affiliates serving on the Company’s Board of Directors in such person’s capacity as a director of the Company, and no such action taken by such person in his capacity as a director of the Company shall be deemed to violate any of the Stockholder’s duties under this Agreement.

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8. Miscellaneous.

Section 8.1 Fees and Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such expenses.

Section 8.2 Amendments and Modification. This Agreement may not be amended, modified, or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

Section 8.3 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally or sent by an internationally recognized overnight carrier (providing proof of delivery) or (b) when sent via facsimile transmission or email (with receipt confirmed), in each case, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent, to:

8 Shiheshan Road

Dongshan Industrial Park

Suzhou, Jiangsu Province, PRC

Facsimile: +86-512-6630-7223

E-mail: yyg@sz-dsbj.com

Attention: Yonggang Yuan

with a copy (which shall not constitute notice) to:

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036

Facsimile: 212-354-8113

E-mail: cgong@whitecase.com

Attention: Chang-Do Gong, Esq.

and a second copy (which shall not constitute notice) to:

White & Case

9th Floor, 28 Queen’s Road Central

Central, Hong Kong

Facsimile: 852 2845 9070

E-mail: peggy.wang@whitecase.com

Attention: Peggy Wang, Esq.

if to any of the Stockholders, to:

12 Ang Mo Kio Street 64

#01-01 UE BizHub CENTRAL

Singapore 569088

Attention: Group Managing Director and Group Chief Financial Officer

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with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

9 Raffles Place

#42-02 Republic Plaza

Singapore 048619

Section 8.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same instrument. This Agreement shall become effective when each party shall have received counterparts thereof signed and delivered (by facsimile, e-mail of a.pdf attachment or otherwise) by all of the other parties.

Section 8.5 Entire Agreement. This Agreement and the documents and the instruments referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof. The parties acknowledge and agree that there were no prior agreements, arrangements or understandings, either written or oral, among the parties with respect to the subject matter hereof.

Section 8.6 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable in any applicable jurisdiction, (a) the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the greatest extent possible and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 8.7 Governing Law; Jurisdiction; Waiver of Jury Trial. All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated by Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each party hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, if under Applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware) in the event any dispute arises out of this Agreement or any of the transactions contemplated by the Merger Agreement and (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. PARENT AND THE STOCKHOLDERS EACH IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT THEY MAY HAVE TO TRIAL BY JURY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

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Section 8.8 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Each party hereto further agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with any other party’s seeking or obtaining such equitable relief.

Section 8.9 Extension, Waiver. At any time prior to the Expiration Date, the parties to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party to this Agreement, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 8.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties to this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Agreement, this Agreement shall be binding upon any Person to whom any Committed Subject Shares are transferred prior to the Expiration Date. No assignment by any party hereto shall relieve such party of its obligations under this Agreement.

Section 8.11 No Third Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.12 Agreement Negotiated. The form of this Agreement has been negotiated by or on behalf of Parent and the Stockholders, each of which was represented by their own attorneys who have carefully negotiated the provisions hereof. No law or rule relating to the construction or interpretation of contracts against the drafter of any particular clause should be applied with respect to this Agreement.

Section 8.13 Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

[Signature Page to Follow]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

Suzhou Dongshan Precision Manufacturing Co., Ltd.

By:	/s/ Yonggang Yuan
Name:	Yonggang Yuan
Title:	Board Chairman

UNITED WBL TECHNOLOGY PTE. LTD.

By:	/s/ Tan Chee Keong Roy
Name:	Tan Chee Keong Roy
Title:	Director

WBL TECHNOLOGY (PRIVATE) LIMITED

By:	/s/ Tan Chee Keong Roy
Name:	Tan Chee Keong Roy
Title:	Director

UNITED ENGINEERS LIMITED

By:	/s/ Norman Ip Ka Cheung
Name:	Norman Ip Ka Cheung
Title:	Director

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Schedule A

Name and Address of Stockholder	Number of Subject Shares Owned of Record and Beneficially

UWT	3,000,000

12 Ang Mo Kio Street 64 #01-01 UE BizHub CENTRAL Singapore 569088 Attention: Group Managing Director and Group Chief Financial Officer

WT	11,817,052

12 Ang Mo Kio Street 64 #01-01 UE BizHub CENTRAL Singapore 569088 Attention: Group Managing Director and Group Chief Financial Officer